Henkel

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldo[redacted]

Office of International Corporation Finan
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007779

SEC MAIL RECEIVED MAR 24 2003 WASH. D.C. 187

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Datum
2003-03-19

SUPPL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Sustainability Press Conference 2003 – Sustainability means future viability".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas

T.G. Kühn

Encl.

Vccmail
19.03.2003 12:47
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An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Sustainability means future viability"

A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases on the Sustainability Press Conference 2003, which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Sustainability Press Conference 2003

Sustainability means future viability

"We are dedicated to sustainability: Through our brands and technologies, Henkel wants to make people's lives easier, better and more beautiful. This is our contribution to building and safeguarding the economic basis of society," emphasized Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group, at the first Henkel Sustainability Press Conference on March 19.

Düsseldorf – For Henkel, accepting responsibility to the benefit of future generations, the core principle of sustainable development, is also the key to securing long-term corporate success. "Sustainability means future viability," said Lehner. "All of our activities are focused on our customers and the consumer," This is why Henkel has systematically aligned its entire process chain, starting with Research and Development, to its markets and to innovative products and technologies. And this is

also documented by the Sustainability Report 2002, which was presented at the press conference.

Balancing economic, ecological and social aspects

Sustainability covers a broad spectrum of topics, including respect for the rules of society, resource conservation, corporate governance and social commitment. Henkel strives toward a balance between economic, ecological and social aspects that will safeguard and strengthen its competitiveness on the globalized markets. "Only an economically successful company can achieve effective environmental protection and social progress," stressed Lehner.

Binding Group-wide sustainability standards

"Concrete programs and projects supported by binding Group-wide sustainability standards assure continuous implementation of sustainable business practices throughout the Company," explained Dr. Wolfgang Gawrisch, Chief Technology Officer and Chairman of the Sustainability Council, the body responsible for steering sustainability action at Henkel. "This is how we ensure production and product safety, health and environmental protection, and quality."

To illustrate the Company's consistent alignment to sustainability, Gawrisch added: "Our scientists consider social and ecological aspects from the start of their research projects and throughout the product development process."

The Henkel Group's sustainability performance from 1998 to 2002 shows striking improvements – paralleled by a substantial increase in sales (25 percent) and operating profit (EBIT: 39 percent). "In this five-year review, the Group indicators show especially noteworthy progress in climate and resource protection," reported Gawrisch. Carbon dioxide emissions per metric ton of output have been reduced worldwide by 23 percent. Energy consumption has dropped by 25 percent, and water consumption by as much as 40 percent. Henkel has also achieved positive results in occupational safety: Since 1998, occupational accidents per 200,000 hours worked have decreased by 44 percent. Henkel's permanent long-term objective is zero occupational accidents.

Corporate Sustainability as a concept for increasing shareholder value

"There are a number of factors underlying the growing demand for sustainable investments," explained guest speaker Dr. Alois Flatz of Sustainable Asset Management (SAM), Zurich, at the press conference. Remediating environmental disasters is becoming increasingly costly; economic instability and scandals are causing a loss of confidence among investors; and social tension can provoke an exponential growth in corporate costs. Against this backdrop, Flatz recommended that enterprises align their corporate strategy to sustainability even more stringently than before. This could help to increase their shareholder value.

"Corporate sustainability is a business model that integrates economic, ecological and social criteria in strategy and management, makes innovative use of the resulting opportunities, and consistently minimizes risks, in order to secure long-term shareholder value," asserted Flatz. By applying this model, Henkel had become one of the top performers in its sector worldwide.

Case studies from the Business Sectors

The members of the Sustainability Council representing the Henkel business and corporate sectors Laundry & Home Care, Cosmetics/Toiletries, Consumer and Craftsmen Adhesives, Henkel Technologies, Human Resources, and Corporate Sustainability Management gave insights into the Company's corporate sustainability efforts with numerous examples of current projects.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In fiscal 2002, the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 48,638 employees work for the Henkel Group worldwide.

March 19, 2003

Any forward-looking statements contained in this press release represent our best judgement as to

what will occur in the future. The Company's actual results could differ materially from those contained herein and will depend on a number of competitive and economic factors, some of which will be outside the control of the Company.

Contact:
Henkel Group

Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
email: ernst.primosch@henkel.com
Internet: http://www.press.henkel.com

R&D and Sustainability Communications
Wolfgang Zengerling
Phone: +49-211-797-9336
Fax: +49-211-798-5598
email: wolfgang.zengerling@henkel.com
Internet: http://www.sd.henkel.com

Attachment: Brief reviews of the case studies presented at the Sustainability Press Conference 2003

Dr. Michael Bahn, Director Corporate Sustainability Management:

Corporate Sustainability Management in the Henkel Group

"At Henkel, we implement our sustainability policy systematically. This is the only sensible and effective way of doing so," said Dr. Michael Bahn. "Henkel uses integrated management systems based on globally uniform sustainability standards." The implementation of the Group-wide standards is regularly checked by means of internal audits (2002:43 sites). Henkel companies also have their management systems externally certified. By the end of 2002,72 production sites had been certified to the international ISO 14001 environmental management standard.

Bahn pointed out: "We consider it especially important to maintain a dialogue with all stakeholder groups." Transparency and topicality is ensured through Henkel's sustainability channel on the Internet (www.sd.henkel.com). This is where the Company publishes environmental data on emissions, wastes, wastewater and resource consumption, as well as reports on occupational accidents and incidents, transport accidents, and ongoing improvement measures within the Henkel Group.

Adelheid Klahold, Vice President Human Resources:

Code of Conduct

"Henkel expects all of its employees to act in a responsible manner." This was the key message of Adelheid Klahold's presentation. This expectation is inherent in Henkel's Code of Conduct. The Code was introduced in 2000 and defines clear corporate rules of conduct for day-to-day dealings with customers, employees, shareholders, competitors, the communities Henkel operates in, and society in general. The aspects covered range from meeting customer needs to developing employees, as well as mutual respect, personal integrity, and open communication as prerequisites for responsible conduct.

Klahold explained: "For Henkel, our Code of Conduct is of vital importance, as the general public is showing growing interest in knowing how international enterprises conduct their businesses. The conduct of each single Henkel employee therefore reflects on the reputation of the Company as a whole." The objective for 2003 is to anchor the Code of Conduct even more firmly in Henkel's corporate culture, by including it in the employment contracts for all managerial staff, for instance, and by ensuring 100-percent distribution among all employees – especially those of newly acquired companies.

Dr. Hans-Jürgen Klüppel, Director Quality Management/Environment, Laundry & Home Care:

Sustainability activities in Laundry & Home Care

Innovative detergents and household cleaners are a central sustainability theme at Henkel, reported Dr. Hans-Jürgen Klüppel. Ever since 1907, when Henkel launched Persil, the world's first self-acting detergent, the Company has been developing detergents that are convenient to use and gentle to the items being washed, so that they retain their value longer. Klüppel presented a recent innovation: Fewa Fresh Magic with Neutralin, the first detergent providing a long-lasting freshness effect while garments, especially those made of modern fabrics, are being worn. The product will be available in stores beginning in April.

A priority objective in product development is to combine steadily improving detergent performance with lower temperatures and continuous reductions in the amount of product that has to be used. Analyses of "washing" as a system have

shown that this is where the greatest potential for improvement exists.
Klüppel presented a recent study assessing sustainable business practices in the laundry detergents sector. In a dialogue with opinion formers from a variety of social groups, the researchers identified ten fields of action on which the industry should concentrate. The aim of this study is to develop sustainability indicators which will make it possible, for the first time, to determine the priorities for future action.

Dr. Norbert Maak, Head of Professional Relations/SHEQ Cosmetics/Toiletries:

Sustainability in cosmetic products

When developing new cosmetic products, Henkel focuses not only on effectiveness, but also on health protection and environmental compatibility, reported Dr. Norbert Maak. "Only well-tolerated and easy-to-use cosmetics can generate long-term consumer confidence. We subject all cosmetics to an extensive testing program. In doing so, we place great emphasis on continuous improvement of compatibility and ecological properties."
Another focus in the development of cosmetics at Henkel is the use of new technologies. Maak listed current examples involving work on novel tooth care products based on nanotechnology and the preference given to plant-based raw materials and action mechanisms imitating natural processes for skin care products.
A core feature of sustainability in the Cosmetics/Toiletries business is individual consumer service. This is facilitated by including consumer service phone numbers on product packages.

Dr. Wolfgang Klauck, Vice President Product Development, Consumer and Craftsmen Adhesives:

Combining sustainability with expansive innovations

The sustainable impact of expanding adhesives requiring no propellent gases was the subject of Dr. Wolfgang Klauck's presentation. "When a craftsman fits a door frame into a wall, he needs assembly foam. It was common practice to use polyurethane foams incorporating propellants for this purpose. Some time ago, Henkel launched the first propellant-free expanding adhesives, which have meantime opened up new business opportunities."

In its first year on the market (1998), propellant-free Ponal Rapido was an instant success. Further refinement of the packaging and broadening of the range of possible uses for propellant-free expansion adhesives have made this sustainable product even more popular. The Company is currently working on innovative lightweight technical solutions aimed at generating long-lasting customer benefits.

Arnd Picker, Senior Vice President Corporate Development, Henkel Technologies:

Sustainability activities in Henkel Technologies

Henkel Technologies comprises three divisions: Industrial Adhesives, Engineering Adhesives, and Surface Technologies, each of which serves a variety of markets. Picker explained how Henkel operates as a systems partner to its industrial customers, devising individually tailored new solutions and processes. Frequently, this is done by teaming up with equipment manufacturers and raw materials suppliers. "We continuously develop innovative products and technologies which offer customers benefits in environmental and health protection and are also economically advantageous. Society benefits from these innovations, as they reduce consumption of resources and prolong the products' service life."

Picker cited the example of Terocore, a structural foam developed by Henkel that is increasingly being used in the automotive industry. It reinforces car bodies, thus improving crash safety, and its low weight supports the trend toward energy-saving lightweight construction. As Picker explained: "Structural foams can bring about savings of up to 50 percent in weight compared to a conventional steel solution.

Even if only a few kilograms are used in a car, this helps to save energy. A weight reduction of 100 kilograms cuts fuel consumption by around 0.3 liters per 100 kilometers."

Presseinformation

More copies of the Henkel Sustainability Report 2002 can be ordered by email from rd-publications@henkel.com. The report is available both in German and English.

We distributed this information to MC 1 - 3 world

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2003-03-19

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release on the publication of our 2002 Sustainability Report.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas

T.G. Kühn

Encl.

Postanschrift
Henkel KGaA
D-40191 Düsseldorf

Firmensitz
Henkelstraße 67
D-40589 Düsseldorf

www.henkel.com
Telefon (+49-211) 797-0

Bankverbindungen
Commerzbank AG
Düsseldorf
Konto 1 109 222
(BLZ 300 400 00)

Deutsche Bank AG
Düsseldorf
Konto 2 272 409
(BLZ 300 700 10)

Dresdner Bank AG
Düsseldorf
Konto 2 114 565
(BLZ 300 800 00)

Kommanditgesellschaft
auf Aktien

Handelsregister
AG Düsseldorf HRB 4724
Sitz Düsseldorf

Aufsichtsratsvorsitzender:
Dipl.-Ing. Albrecht Woeste

Geschäftsführung:
Dr. Ulrich Lehner (Vorsitzender)
Guido De Keersmaeker
Dr. Jochen Krautter, Dr. Klaus Morwind,
Prof. Dr. Uwe Specht
(persönlich haftende Gesellschafter)

Alois Linder, Knut Weinke

Vccmail
19.03.2003 10:04
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Focus on the future"

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases on the publication of our 2002 Sustainability Report, which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release
Presseinformation

More copies of the Henkel Sustainability Report 2002 can be ordered by email from rd-publications@henkel.com. The report is available both in German and English.

We distributed this information to MC 1 - 3 world

Vccmail
19.03.2003 10:04
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Focus on the future"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases on the publication of our 2002 Sustainability Report, which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Henkel publishes Sustainability Report 2002

Focus on the future

Sustainability is a key component of Henkel's corporate policy. This is documented by the current Sustainability Report presented at the Sustainability Press Conference in Düsseldorf on March 19, 2003. Henkel's Sustainability Report has evolved over the years from its annual environment report. Comprising 40 pages, the new report gives a transparent account of the economic, ecological and social aspects of the Henkel Group's corporate sustainability efforts. The resulting improvements are reflected in indicators derived from the data of 117 major production sites in 45 countries.

Düsseldorf – For Henkel, accepting responsibility to the benefit of future

generations, the core principle of sustainable development, is also the key to securing long-term corporate success. "Sustainability means future viability," as Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group, and Dr. Wolfgang Gawrisch, Chief Technology Officer and Chairman of Henkel's Sustainability Council, point out in the foreword to the new Sustainability Report 2002.

"All of our activities are focused on our customers and the consumer," emphasize Lehner and Gawrisch. This is why Henkel has systematically aligned its entire process chain, starting with Research and Development, to its markets and to innovative products and technologies.

Balancing economic, ecological and social aspects

The main sustainability topics cover a broad spectrum, including respect for the rules of society, resource conservation, corporate governance and social commitment. Henkel strives toward a balance between economic, ecological and social aspects that will safeguard and strengthen its competitiveness on the globalized markets. "Only an economically successful company can achieve effective environmental protection and social progress," states the Sustainability Report 2002.

Binding Group-wide sustainability standards

Concrete programs and projects supported by binding Group-wide sustainability standards ensure continuous implementation of sustainable business practices throughout the Company. In the Sustainability Report this is illustrated by numerous product optimizations from the four business sectors Laundry & Home Care, Cosmetics/Toiletries, Consumer and Craftsmen Adhesives, and Henkel Technologies. In addition, ambitious objectives are published for each of the business sectors and for the Group as a whole. Henkel reports annually on these objectives and on their achievement status.

Transparency through comprehensible indicators

Lehner and Gawrisch stress the significance of annual updating in the Group's sustainability reporting: "By doing so, we are disclosing – both internally and externally – precisely which improvements Henkel has achieved in sustainable business development." A high degree of transparency is assured by the comprehensible and assessable Group indicators, composed of core indicators applicable industry-wide and supplemented by Company-specific indicators.

Striking successes in climate and resource protection

In a five-year review of sustainability performance, the Group indicators show especially noteworthy progress in climate and resource protection. Carbon dioxide emissions per metric ton of output have been reduced worldwide by 23 percent. Energy consumption has dropped by 25 percent, and water consumption by as much as 40 percent. Henkel has also achieved positive results in occupational safety: Since 1998, occupational accidents per 200,000 hours worked have decreased by 44 percent. Henkel's permanent long-term objective is zero occupational accidents.

Leading position worldwide in sustainability rankings

Henkel's sustainability endeavors are recognized by numerous external ratings and awards. The Henkel Group has been included for the fourth time in succession in the Dow Jones Sustainability Index, where it is European leader and Number 2 worldwide in the household goods sector.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In fiscal 2002, the Henkel Group generated sales of 9.66 billion euros and an operating profit (EBIT) of 666 million euros. 48,638 employees work for the Henkel Group worldwide.

March 19, 2003

Any forward-looking statements contained in this presentation represent our best judgement as to what will occur in the future. The Company's actual results could differ materially from those presented and will depend on a number of competitive and economic factors, some of which will be outside the control of the Company.
Forward-looking statements speak only as of the date they are made, and Henkel has no intention and undertakes no obligation to update or revise any of them in light of new information, future events or otherwise.

Contact:
Henkel Group

Corporate Communications	R&D and Sustainability Communications
Ernst Primosch	Wolfgang Zengerling
Phone: +49-211-797-3533	Phone: +49-211-797-9336
Fax: +49-211-798-2484	Fax: +49-211-798-5598
E-Mail: ernst.primosch@henkel.com	E-Mail: wolfgang.zengerling@henkel.com
Internet: http://www.press.henkel.com	Internet: http://www.sd.henkel.com

Presseinformation

More copies of the Henkel Sustainability Report 2002 can be ordered by email from rd-publications@henkel.com. The report is available both in German and English.

We distributed this information to MC 1 - 3 world